UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number)

Peter G. Livanos
c/o Gaslog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000, Monaco

Copies to:

William P. Rogers, Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000 (telephone number) +1 (212) 474-3700 (facsimile number)	Charles Lubar, Esq. Morgan, Lewis & Bockius LLP Condor House 5-10 St. Paul’s Churchyard London, ENGLAND EC4M 8AL +44 (0)20 3201 5531 (telephone number) +44 (0)20 3201 5001 (facsimile number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G37585109

1	Names of Reporting Persons Peter G. Livanos
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Greece and the United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 32,060,532
	8	Shared Voting Power 145,000
	9	Sole Dispositive Power 32,060,532
	10	Shared Dispositive Power 145,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,205,532
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 51.2%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. G37585109

1	Names of Reporting Persons Ceres Shipping Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 31,989,104
	8	Shared Voting Power
	9	Sole Dispositive Power 31,989,104
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,989,104
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 51.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G37585109

1	Names of Reporting Persons Blenheim Holdings Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 31,989,104
	8	Shared Voting Power
	9	Sole Dispositive Power 31,989,104
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,989,104
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 51.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G37585109

1	Names of Reporting Persons Falconera Navigation Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 145,000
	8	Shared Voting Power
	9	Sole Dispositive Power 145,000
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 145,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the Common Shares, par value $0.01 per share (the “Shares”), of GasLog Ltd., a Bermuda company (the “Issuer”).  The principal executive offices of the Issuer are located at c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, 98000, Monaco.

Item 2.  Identity and Background

Reporting Person/ Director/Officer/Control Person of a Reporting Person	Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Peter G. Livanos	c/o Gaslog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Greece and United Kingdom	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Chairman and Chief Executive Officer Ceres Shipping Ltd. Chairman and sole shareholder	international owner, operator and manager of LNG carriers See below
Blenheim Holdings Ltd. (“Blenheim”)	c/o C Transport Maritime SAM Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Bermuda	N/A	holding company
Directors
Peter G. Livanos	See above	See above	See above	See above
Philip Radziwill	c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Greece	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Vice Chairman and Director	See above
John Michail Radziwill	c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Greece	C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco General Manager	international operator and manager of drybulk carriers

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Ilias Iliopoulos		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Greece
DryLog Ltd.
c/o C Transport Maritime S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000, Monaco

Chief Executive Officer

Ceres Shipping Ltd.
Clarendon House, 2 Church Street, Hamilton, Bermuda

Chief Executive Officer
international operator and manager of drybulk carriers See below
Officers
Chief Executive Officer	Frank J. Romanelli	c/o Carras SCP Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	U.S.A.	Carras Ltd. c/o Carras SCP Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Chief Executive Officer	shipping company
Secretary	Codan Services Ltd.	Clarendon House, 2 Church Street, Hamilton, Bermuda	Bermuda		local agents
Ceres Shipping Ltd. (“Ceres”)		Clarendon House, 2 Church Street, Hamilton, Bermuda	Bermuda	N/A	holding company that has interests in tankers, dry bulk carriers and containerships
Directors
Peter G. Livanos		See above	See above	See above	See above
Bruce L. Blythe		Minera Mews London SW1W 96D	U.S.A. and United Kingdom	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Director Ceres Shipping Ltd. Clarendon House, 2 Church Street, Hamilton, Bermuda Director	See above See above

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Jean Haramis		c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Switzerland	c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Managing Director	family office
Officers
Chairman	Peter G. Livanos	See above	See above	See above	See above
Vice Chairman	Bruce L. Blythe	See above	See above	See above	See above
Secretary	Codan Services Ltd.	See above	See above	See above	See above
Chief Executive Officer	Ilias Iliopoulos	See above	See above	See above	See above
Chief Financial Officer	Luigi Pulcini	c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Italy	C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	international operator and manager of drybulk carriers
Chief Operating Officer	Antonios Bafes	C Transport Maritime (Hellas) Ltd. 80 Broad Street Monrovia, Liberia, with a branch office at 69 Akti Miaouli Piraeus 18537, Greece	Greece	Greek Branch Office of C Transport Maritime (Hellas) Ltd. 69 Akti Miaouli Piraeus 18537, Greece Legal Representative	manager of dry bulk vessels
Falconera Navigation Inc. (“Falconera”)		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Panama	N/A	investment holding company
Directors
Fotini Carras Livanos		Le Formentor 27 Avenue Princesse Grace 98000, Monaco	United Kingdom	N/A	N/A
Peter G. Livanos		See above	See above	See above	See above
Dimitrios P. Tsakos		c/o Seres S.A. 69 Akti Miaouli Piraeus 18537, Greece	Greece	Seres S.A. 69 Akti Miaouli Piraeus 18537, Greece Managing director	shipping agency

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Stanislao Faina		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Italy	C Transport Maritime SAM Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Legal and Corporate	operator and manager of drybulk carriers
Officers
President	Fotini Carras Livanos	See above	See above	See above	See above
Vice-president/Treasurer	Peter G. Livanos	See above	See above	See above	See above
Vice-president	Dimitrios P. Tsakos	See above	See above	See above	See above
Secretary	Stanislao Faina	See above	See above	See above	See above

During the last five years, none of the Reporting Persons or directors, officers or other control persons of a Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Between June 21 and June 26, 2012, Falconera purchased a total of 145,000 Shares in the open market at an average price of $10.22 per Share, for an aggregate purchase price of approximately $1.48 million.  The source of funds for such purchase was available corporate funds of Falconera.

The following prior acquisitions were not previously required to be reported on this Schedule:

In April 2012, Peter G. Livanos purchased 71,428 Shares in a private placement that was consummated concurrently with the initial public offering of the Issuer at a price of $14.00 per Share, for an aggregate purchase price of approximately $999,992.00.  The source of funds for such purchase was personal funds of Mr. Livanos.

In January 2012, Blenheim purchased 801,346 Shares from Mr. Jeppe Jensen, the former chief executive officer of the Issuer. The source of the funds for such purchase was available funds of Blenheim and capital contributions by the shareholders of Blenheim.

In June 2011, Blenheim acquired 35,700,000 Shares by way of a contribution from its majority shareholder, Ceres, for which no consideration was paid.

Item 4.  Purpose of Transaction

The Shares to which this statement relates were acquired by the Reporting Persons with the purpose of investing in the Issuer’s securities.

The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, including through one or more open market purchases or private transactions.  The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentence and may be entered into pursuant to a Rule 10b5-1 plan.  As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Peter G. Livanos is the indirect majority shareholder of the Issuer and the Chief Executive Officer and chairman of the board of directors of the Issuer (the “Board”) and, in such capacities, Mr. Livanos and the Reporting Persons may have influence over the corporate activities of the Issuer, including the activities described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or other contracts) to at any time or from time to time (A) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions; (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities; and/or (D) encourage (including, without limitation, through Mr. Livanos’ position on the Board and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts, and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing); (ii) changes to the Issuer’s capitalization or dividend policy; (iii) changes to the present Board, including changes to the number or term of Board members or filling existing vacancies on the Board; (iv) changes to the Issuer’s bye-laws; and (v) other changes to the Issuer’s business or structure.

Item 5.  Interest in Securities of the Issuer

(a)           See item 9 on Cover Pages to this Schedule 13D.  Percentages are based on 62,863,166 Shares outstanding immediately after the consummation of the Issuer’s initial public offering on April 4, 2012.

Peter G. Livanos.  Peter G. Livanos is the direct beneficial owner of 71,428 Shares.

Ceres.  Mr. Livanos beneficially owns 100% of the outstanding equity of Ceres.  Ceres does not directly own any Shares.

Blenheim.  Ceres beneficially owns 60% of the outstanding equity of Blenheim, and, pursuant to the bye-laws of Blenheim:

“any question relevant to the voting or the sale, transfer or other disposal of any shares of [the Issuer] held from time to time by [Blenheim], and the disposition of any proceeds thereof, . . . shall be decided by the affirmative votes of a majority of the outstanding shares”.

Blenheim is the direct beneficial owner of 31,989,104 Shares.

Falconera.  Falconera is the direct beneficial owner of 145,000 Shares.   Mr. Livanos is an officer and a member of the board of directors of Falconera.  Accordingly, he may be deemed to have shared voting and/or dispositive power over the Shares owned by Falconera.  In addition, Falconera owns 5% of the outstanding equity interests of Blenheim, but Falconera does not have sole or shared control over the voting or disposition of the Shares owned by Blenheim.

Mr. Livanos, Blenheim and Ceres disclaim beneficial ownership of the Shares owned by Falconera, and Falconera disclaims beneficial ownership of the Shares owned by Mr. Livanos, Blenheim and Ceres.

Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Shares.

(b)           Number of Shares as to which each Reporting Person has:

(i)           Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.

(ii)          Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.

(iii)         Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.

(iv)        Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c)           Between June 21 and June 26, 2012, Falconera purchased a total of 145,000 Shares in the open market at an average price of $10.22 per Share, for an aggregate purchase price of approximately $1.48 million.

Except as described in this Item 5(c), there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

(d)           Inapplicable.

(e)           Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 29, 2012, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect the securities of the Issuer to the extent required by applicable law.  This summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Except for the Joint Filing Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated as of June 29, 2012 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 29, 2012

Peter G. Livanos

By:	/s/ Peter G. Livanos

Blenheim Holdings Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director

Ceres Shipping Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director

Falconera Navigation Inc.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director